Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and year ended March 31, 2024, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the subsidiaries as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Companies Act, 2013 (the “Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for Audit of the Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in note 1.b) to the statement, certain costs relating to possible damages or claims relating to a cybersecurity incident in a subsidiary are indeterminable as at the date of this report because of reasons stated in the note. Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Consolidated Financial Results

The Statement which includes Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by it for the issuance. The Statement has been compiled from the related audited Interim Condensed Consolidated Financial Statements as at and for the quarter and year ended March 31, 2024. This responsibility includes the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Boards of Directors/Trustees of entities included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors/Trustees either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of entities included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of those Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Consolidated Financial Results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 18, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:24039826BKCODF5410

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH (formerly known as Panaya GmbH) became a wholly owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.)
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
58.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc. (formerly known as Beringer Commerce Inc)
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (formerly known as Kristall 247. GmbH)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.
78.	oddity space GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
79.	oddity jungle GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
80.	oddity waves GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
81.	oddity group Services GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
82.	oddity code GmbH (acquired by Infosys Germany GmbH on April 20, 2022, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023)
83.	oddity code d.o.o. (renamed as WongDoody d.o.o) which was formerly a subsidiary of oddity Code GmbH acquired by Infosys Germany GmbH on April 20, 2022 has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	oddity GmbH renamed as WongDoody GmbH (acquired by Infosys Germany GmbH on April 20, 2022)
85.	oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) renamed as WongDoody (Shanghai) Co. Limited acquired by Infosys Germany GmbH on April 20, 2022
86.	oddity Limited (Taipei) (subsidiary of oddity GmbH) renamed as WongDoody Limited (Taipei) acquired by Infosys Germany GmbH on April 20, 2022
87.	Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022
88.	BASE life science A/S acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
89.	BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
90.	BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
91.	BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
92.	BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
93.	BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
94.	Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
95.	BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Singapore Pte. Ltd. (formerly known as Infosys Consulting Pte. Ltd.) on September 1, 2022
96.	BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022
97.	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022
98.	Infosys Norway, a wholly owned subsidiary of Infosys Singapore Pte. Ltd. was incorporated on September 22, 2022.
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	Infosys Employees Welfare Trust
102.	Infosys Employee Benefits Trust
103.	Infosys Science Foundation
104.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and year ended March 31, 2024, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) prescribed and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and year ended March 31, 2024.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Companies Act, 2013 (the “Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by it for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements as at and for the quarter and year ended March 31, 2024. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2024 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 18, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCODH9162

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	37,923	38,821	37,441	153,670	146,767
Other income, net (refer note 1(f))	2,729	789	671	4,711	2,701
Total Income	40,652	39,610	38,112	158,381	149,468
Expenses
Employee benefit expenses	20,393	20,651	20,311	82,620	78,359
Cost of technical sub-contractors	2,967	3,066	3,116	12,232	14,062
Travel expenses	471	387	426	1,759	1,525
Cost of software packages and others	3,687	3,722	2,886	13,515	10,902
Communication expenses	147	169	171	677	713
Consultancy and professional charges	489	504	387	1,726	1,684
Depreciation and amortization expenses	1,163	1,176	1,121	4,678	4,225
Finance cost	110	131	82	470	284
Other expenses	985	1,185	1,146	4,716	4,392
Total expenses	30,412	30,991	29,646	122,393	116,146
Profit before tax	10,240	8,619	8,466	35,988	33,322
Tax expense: (refer note 1(e))
Current tax	1,173	2,419	2,260	8,390	9,287
Deferred tax	1,092	87	72	1,350	(73)
Profit for the period	7,975	6,113	6,134	26,248	24,108

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	26	71	25	120	8
Equity instruments through other comprehensive income, net	(12)	(9)	(15)	19	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	28	(46)	36	11	(7)
Exchange differences on translation of foreign operations	(231)	436	61	226	776
Fair value changes on investments, net	37	52	42	144	(256)
Total other comprehensive income/(loss), net of tax	(152)	504	149	520	514

Total comprehensive income for the period	7,823	6,617	6,283	26,768	24,622

Profit attributable to:
Owners of the company	7,969	6,106	6,128	26,233	24,095
Non-controlling interests	6	7	6	15	13
	7,975	6,113	6,134	26,248	24,108

Total comprehensive income attributable to:
Owners of the company	7,821	6,605	6,276	26,754	24,598
Non-controlling interests	2	12	7	14	24
	7,823	6,617	6,283	26,768	24,622

Paid up share capital (par value 5/- each, fully paid)	2,071	2,070	2,069	2,071	2,069
Other equity *#	86,045	73,338	73,338	86,045	73,338

Earnings per equity share (par value 5/- each)**
Basic (in per share)	19.25	14.76	14.79	63.39	57.63
Diluted (in per share)	19.22	14.74	14.77	63.29	57.54

*	Balances for the quarter ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2024, quarter ended December 31, 2023 and quarter ended March 31, 2023.

#	Excludes non-controlling interest

1.	Notes

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2024 have been taken on record by the Board of Directors at its meeting held on April 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems (McCamish), a step-down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts, investigative processes and analysis, legal services and others amounted to $38 million (approximately 316 crore) for the year ended March 31, 2024.

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party vendor for eDiscovery in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish’s review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

c)	Proposed acquisition

On April 18, 2024, Infosys Germany GmBH a wholly owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of in-tech Holding GmbH, a leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore) excluding management incentives, and retention bonus subject to customary closing adjustments.

d)	Update on Capital allocation policy

Effective from Financial Year 2025, the Company expects to continue its policy of returning approximately 85% of the Free Cash Flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any).Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

e)	Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore (included in other income as mentioned in point (f) below) was recognised and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

f)	Other income includes interest on income tax refund of 1,916 crore and 2 crore for the quarter ended March 31, 2024 and March 31, 2023 respectively, 1,965 crore and 3 crore for the year ended March 31, 2024 and March 31, 2023 respectively, and 42 crore for the quarter ended December 31, 2023.

g)	Update on employee stock grants

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board. `
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2024 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2024.

2.	Information on dividends for the quarter and year ended March 31, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 26, 2024. The record date for the purpose of the payment of final and special dividend is May 31, 2024. The dividend will be paid on July 1, 2024. For the financial year ended 2023, the Company declared a final dividend of 17.50/- per equity share.

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- (par value 5/- each) per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	18.00	16.50
Final dividend	20.00	–	17.50	20.00	17.50
Special dividend	8.00	–	–	8.00	–

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2024	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	12,370	13,346
Right of use assets	6,552	6,882
Capital work-in-progress	293	288
Goodwill	7,303	7,248
Other Intangible assets	1,397	1,749
Financial assets
Investments	11,708	12,569
Loans	34	39
Other financial assets	3,105	2,798
Deferred tax assets (net)	454	1,245
Income tax assets (net)	3,045	6,453
Other non-current assets	2,121	2,318
Total non-current assets	48,382	54,935

Current assets
Financial assets
Investments	12,915	6,909
Trade receivables	30,193	25,424
Cash and cash equivalents	14,786	12,173
Loans	248	289
Other financial assets	12,085	11,604
Income tax assets (net)	6,397	6
Other current assets	12,808	14,476
Total current assets	89,432	70,881
Total Assets	137,814	125,816

EQUITY AND LIABILITIES
Equity
Equity share capital	2,071	2,069
Other equity	86,045	73,338
Total equity attributable to equity holders of the Company	88,116	75,407
Non-controlling interests	345	388
Total equity	88,461	75,795

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,400	7,057
Other financial liabilities	2,130	2,058
Deferred tax liabilities (net)	1,794	1,220
Other non-current liabilities	235	500
Total non-current liabilities	10,559	10,835

Current liabilities
Financial liabilities
Lease liabilities	1,959	1,242
Trade payables	3,956	3,865
Other financial liabilities	16,959	18,558
Other Current Liabilities	10,539	10,830
Provisions	1,796	1,307
Income tax liabilities (net)	3,585	3,384
Total current liabilities	38,794	39,186
Total equity and liabilities	137,814	125,816

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2024 and March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2024	2023
Cash flow from operating activities
Profit for the year	26,248	24,108
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	9,740	9,214
Depreciation and amortization	4,678	4,225
Interest and dividend income	(2,067)	(1,817)
Finance cost	470	284
Impairment loss recognized / (reversed) under expected credit loss model	121	283
Exchange differences on translation of assets and liabilities, net	76	161
Stock compensation expense	652	519
Provision for post sale client support	75	120
Interest receivable on income tax refund	(1,934)	–
Other adjustments	1,464	508
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,667)	(7,076)
Loans, other financial assets and other assets	(1,172)	(3,108)
Trade payables	91	(279)
Other financial liabilities, other liabilities and provisions	(1,334)	4,119
Cash generated from operations	34,441	31,261
Income taxes paid	(9,231)	(8,794)
Net cash generated by operating activities	25,210	22,467
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,201)	(2,579)
Deposits placed with corporation	(847)	(996)
Redemption of deposits placed with Corporation	710	762
Interest and dividend received	1,768	1,525
Payment towards acquisition of business, net of cash acquired	–	(910)
Payment of contingent consideration pertaining to acquisition of business	(101)	(60)
Escrow and other deposits pertaining to Buyback	–	(483)
Redemption of escrow and other deposits pertaining to Buyback	–	483
Other receipts	128	71
Payments to acquire Investments
Tax free bonds and government bonds	–	(27)
Liquid mutual fund units	(66,191)	(70,631)
Target maturity fund	–	(400)
Certificates of deposit	(8,509)	(10,348)
Commercial Paper	(10,387)	(3,003)
Non convertible debentures	(1,526)	(249)
Government securities	–	(1,569)
Other investments	(14)	(20)
Proceeds on sale of Investments
Tax free bonds and government bonds	150	221
Liquid mutual fund units	64,767	71,851
Certificates of deposit	9,205	10,404
Commercial Paper	6,479	2,298
Non-convertible debentures	1,230	470
Government securities	304	1,882
Other investments	26	99
Net cash used in investing activities	(5,009)	(1,209)
Cash flows from financing activities:
Payment of lease liabilities	(2,024)	(1,231)
Payment of dividends	(14,692)	(13,631)
Payment of dividend to non-controlling interest of subsidiary	(39)	(22)
Shares issued on exercise of employee stock options	5	35
Payment towards purchase of non-controlling interest	(18)	–
Other receipts	–	132
Other payments	(736)	(479)
Buyback of equity shares including transaction cost and tax on buyback	–	(11,499)
Net cash used in financing activities	(17,504)	(26,695)
Net increase / (decrease) in cash and cash equivalents	2,697	(5,437)
Effect of exchange rate changes on cash and cash equivalents	(84)	138
Cash and cash equivalents at the beginning of the period	12,173	17,472
Cash and cash equivalents at the end of the period	14,786	12,173
Supplementary information:
Restricted cash balance	348	362

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2024 and March 31, 2023 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
Revenue by business segment
Financial Services (1)#	10,010	10,783	10,818	42,158	43,763
Retail (2)	5,429	5,649	5,537	22,504	21,204
Communication (3)	4,666	4,421	4,411	17,991	18,086
Energy, Utilities, Resources and Services	5,068	5,121	4,825	20,035	18,539
Manufacturing	5,589	5,786	5,078	22,298	19,035
Hi-Tech	3,316	2,985	2,989	12,411	11,867
Life Sciences (4)	2,762	2,954	2,681	11,515	10,085
All other segments (5)	1,083	1,122	1,102	4,758	4,188
Total	37,923	38,821	37,441	153,670	146,767
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	37,923	38,821	37,441	153,670	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)#	1,941	2,260	2,600	9,324	10,843
Retail (2)	1,864	1,715	1,634	6,882	6,396
Communication (3)	810	860	958	3,688	3,759
Energy, Utilities , Resources and Services	1,431	1,450	1,302	5,523	5,155
Manufacturing	1,081	1,110	902	4,197	3,113
Hi-Tech	803	758	750	3,153	2,959
Life Sciences (4)	632	766	705	2,898	2,566
All other segments (5)	222	218	147	760	339
Total	8,784	9,137	8,998	36,425	35,130
Less: Other Unallocable expenditure	1,163	1,176	1,121	4,678	4,225
Add: Unallocable other income	2,729	789	671	4,711	2,701
Less: Finance cost	110	131	82	470	284
Profit before tax and non-controlling interests	10,240	8,619	8,466	35,988	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

#	Includes impact on account of McCamish cybersecurity incident. Refer note 1.b) above.

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6.	Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
Revenue from operations	32,001	32,491	30,531	128,933	124,014
Profit before tax	10,414	8,876	7,957	35,953	31,643
Profit for the period	8,480	6,552	5,904	27,234	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 18, 2024	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
	Audited	Audited	Audited	Audited	Audited
Revenues	4,564	4,663	4,554	18,562	18,212
Cost of sales	3,219	3,274	3,164	12,975	12,709
Gross profit	1,345	1,389	1,390	5,587	5,503
Operating expenses	428	433	433	1,753	1,678
Operating profit	917	956	957	3,834	3,825
Other income, net	328	95	82	568	335
Finance cost	13	16	10	56	35
Profit before income taxes	1,232	1,035	1,029	4,346	4,125
Income tax expense	273	301	284	1,177	1,142
Net profit	959	734	745	3,169	2,983
Earnings per equity share *
Basic	0.23	0.18	0.18	0.77	0.71
Diluted	0.23	0.18	0.18	0.76	0.71
Total assets	16,523	15,606	15,312	16,523	15,312
Cash and cash equivalents and current investments	3,321	2,598	2,322	3,321	2,322

*	EPS is not annualized for the quarter ended March 31, 2024, quarter ended December 31, 2023 and quarter ended March 31, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our ability to effectively implement a hybrid working model, macro-economic and geo-political situations, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, onerous terms and conditions in customer contracts, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the ongoing review of the extent and nature of accessed or exfiltrated data in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the review and notification process, and the amount of any additional costs, including indemnities or damages / claims, resulting from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,001	32,491	30,531	128,933	124,014
Other income, net (refer note 1(d))	3,483	1,582	766	7,417	3,859
Total income	35,484	34,073	31,297	136,350	127,873
Expenses
Employee benefit expenses	16,047	16,304	15,581	65,139	62,764
Cost of technical sub-contractors	4,648	4,670	4,551	18,638	19,096
Travel expenses	371	296	335	1,372	1,227
Cost of software packages and others	2,098	1,811	875	6,891	5,214
Communication expenses	109	119	117	489	502
Consultancy and professional charges	287	282	261	1,059	1,236
Depreciation and amortization expense	722	738	714	2,944	2,753
Finance cost	62	82	43	277	157
Other expenses	726	895	863	3,588	3,281
Total expenses	25,070	25,197	23,340	100,397	96,230
Profit before tax	10,414	8,876	7,957	35,953	31,643
Tax expense: (refer note 1(c))
Current tax	830	2,231	1,906	7,306	8,167
Deferred tax	1,104	93	147	1,413	208
Profit for the period	8,480	6,552	5,904	27,234	23,268
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	36	73	10	128	(19)
Equity instruments through other comprehensive income, net	(12)	(9)	(14)	19	(6)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	28	(46)	36	11	(7)
Fair value changes on investments, net	34	49	38	129	(236)

Total other comprehensive income/ (loss), net of tax	86	67	70	287	(268)

Total comprehensive income for the period	8,566	6,619	5,974	27,521	23,000

Paid-up share capital (par value 5/- each fully paid)	2,075	2,075	2,074	2,075	2,074
Other Equity*	79,101	65,671	65,671	79,101	65,671
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	20.43	15.79	14.20	65.62	55.48
Diluted (in per share)	20.41	15.78	14.19	65.56	55.42

*	Balances for the quarter ended December 31, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2024, quarter ended December 31, 2023 and quarter ended March 31, 2023.

1. Notes

a)	The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2024 have been taken on record by the Board of Directors at its meeting held on April 18, 2024 The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on Capital allocation policy

Effective from Financial Year 2025, the Company expects to continue its policy of returning approximately 85% of the Free Cash Flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.
Dividend and buyback include applicable taxes.

c)	Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore (included in other income as mentioned in point (d) below) was recognised and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

d)	Other income includes interest on income tax refund of 1,934 crore and Nil for the quarter ended March 31, 2024 and March 31, 2023 respectively, 1,936 crore and Nil for the year ended March 31, 2024 and March 31, 2023 respectively, and 1 crore for the quarter ended December 31, 2023.

e)	Update on employee stock grants

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2024 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2024.

2. Information on dividends for the quarter and year ended March 31, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 26, 2024. The record date for the purpose of the payment of final and special dividend is May 31, 2024. The dividend will be paid on July 1, 2024. For the financial year ended 2023, the Company declared a final dividend of 17.50/- per equity share.

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- (par value 5/- each) per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2024	2023	2023	2024	2023
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	18.00	16.50
Final dividend	20.00	–	17.50	20.00	17.50
Special dividend	8.00	–	–	8.00	–

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	March 31, 2024	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	10,813	11,656
Right of use assets	3,303	3,561
Capital work-in-progress	277	275
Goodwill	211	211
Other Intangible assets	–	3
Financial assets
Investments	23,352	23,686
Loans	34	39
Other financial assets	1,756	1,341
Deferred tax assets (net)	–	779
Income tax assets (net)	2,583	5,916
Other non-current assets	1,669	1,788
Total non-current assets	43,998	49,255

Current assets
Financial assets
Investments	11,307	4,476
Trade receivables	25,152	20,773
Cash and cash equivalents	8,191	6,534
Loans	208	291
Other financial assets	10,129	9,088
Income tax assets (net)	6,329	–
Other current assets	9,636	10,920
Total current assets	70,952	52,082
Total assets	114,950	101,337

EQUITY AND LIABILITIES
Equity
Equity share capital	2,075	2,074
Other equity	79,101	65,671
Total equity	81,176	67,745

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,088	3,553
Other financial liabilities	1,941	1,317
Deferred tax liabilities (net)	1,509	866
Other non-current liabilities	150	414
Total non - current liabilities	6,688	6,150

Current liabilities
Financial liabilities
Lease liabilities	678	713
Trade payables
Total outstanding dues of micro enterprises and small enterprises	92	97
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,401	2,329
Other financial liabilities	11,808	12,697
Other current liabilities	7,681	7,609
Provisions	1,464	1,163
Income tax liabilities (net)	2,962	2,834
Total current liabilities	27,086	27,442
Total equity and liabilities	114,950	101,337

The disclosure is an extract of the audited Balance Sheet as at March 31, 2024 and March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2024	2023
Cash flow from operating activities:
Profit for the period	27,234	23,268
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,944	2,753
Income tax expense	8,719	8,375
Impairment loss recognized / (reversed) under expected credit loss model	130	183
Finance cost	277	157
Interest and dividend income	(4,670)	(3,028)
Stock compensation expense	575	460
Provision for post sale client support	77	121
Exchange differences on translation of assets and liabilities, net	63	(116)
Interest receivable on income tax refund	(1,934)	–
Other adjustments	235	34
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,933)	(5,065)
Loans, other financial assets and other assets	(1,645)	(2,171)
Trade payables	67	(243)
Other financial liabilities, other liabilities and provisions	(117)	2,248
Cash generated from operations	29,022	26,976
Income taxes paid	(8,235)	(7,807)
Net cash generated by operating activities	20,787	19,169
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,832)	(2,130)
Deposits placed with corporation	(688)	(634)
Redemption of deposits placed with corporation	522	482
Interest and dividend received	1,441	1,299
Dividend received from subsidiary	2,976	1,463
Loan given to subsidiaries	–	(427)
Loan repaid by subsidiaries	4	393
Investment in subsidiaries	(63)	(1,530)
Receipt / (payment) towards business transfer for entities under common control	35	19
Receipt / (payment) from entities under liquidation	80	–
Escrow and other deposits pertaining to Buyback	–	(483)
Redemption of Escrow and other deposits pertaining to Buyback	–	483
Other receipts	123	61
Payments to acquire investments
Liquid mutual fund units	(57,606)	(62,952)
Target maturity fund units	–	(400)
Tax free bonds and Government bonds	–	(14)
Commercial Papers	(9,405)	(2,485)
Certificates of deposit	(7,011)	(8,909)
Government Securities	–	(1,370)
Non-convertible debentures	(1,526)	–
Other investments	(2)	(4)
Proceeds on sale of investments
Tax free bonds and Government bonds	150	213
Liquid mutual fund units	56,124	64,168
Non-convertible debentures	955	395
Certificates of deposit	6,962	9,454
Commercial Papers	5,475	2,098
Government Securities	5	1,532
Other investments	20	99
Net cash (used in) / from investing activities	(3,261)	821
Cash flow from financing activities:
Buyback of equity shares including transaction cost and tax on Buyback	–	(11,499)
Payment of lease liabilities	(850)	(694)
Shares issued on exercise of employee stock options	1	30
Other receipts	–	44
Other payments	(243)	(64)
Payment of dividends	(14,733)	(13,674)
Net cash used in financing activities	(15,825)	(25,857)
Net increase / (decrease) in cash and cash equivalents	1,701	(5,867)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(44)	131
Cash and cash equivalents at the beginning of the period	6,534	12,270
Cash and cash equivalents at the end of the period	8,191	6,534
Supplementary information:
Restricted cash balance	44	46

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2024 and March 31, 2023 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31,2024.

By order of the Board for Infosys Limited

Bengaluru, India April 18, 2024	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our ability to effectively implement a hybrid working model, macro-economic and geo-political situations, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, onerous terms and conditions in customer contracts, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the ongoing review of the extent and nature of accessed or exfiltrated data in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the review and notification process, and the amount of any additional costs, including indemnities or damages / claims, resulting from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2024	2024	2023
Revenue from operations	37,923	153,670	37,441
Profit before tax	10,240	35,988	8,466
Profit for the period	7,975	26,248	6,134
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,823	26,768	6,283

Profit attributable to:
Owners of the company	7,969	26,233	6,128
Non-controlling interests	6	15	6
	7,975	26,248	6,134

Total comprehensive income attributable to:
Owners of the company	7,821	26,754	6,276
Non-controlling interest	2	14	7
	7,823	26,768	6,283

Paid-up share capital (par value 5/- each fully paid)	2,071	2,071	2,069
Other equity #	86,045	86,045	73,338
Earnings per share (par value 5/- each)*
Basic (in per share)	19.25	63.39	14.79
Diluted (in per share)	19.22	63.29	14.77

*	EPS is not annualized for the quarter ended March 31, 2024 and quarter ended March 31, 2023

#	Excludes non-controlling interest

1. Notes

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2024 have been taken on record by the Board of Directors at its meeting held on April 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems (McCamish), a step-down subsidiary of Infosys Limited, experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts, investigative processes and analysis, legal services and others amounted to $38 million (approximately 316 crore) for the year ended March 31, 2024.Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party vendor for eDiscovery in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish’s review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

c)	Proposed acquisition

On April 18, 2024, Infosys Germany GmBH a wholly owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of in-tech Holding GmbH, a leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore) excluding management incentives, and retention bonus subject to customary closing adjustments.

d)	Update on Capital allocation policy

Effective from Financial Year 2025, the Company expects to continue its policy of returning approximately 85% of the Free Cash Flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any).Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS.Dividend and buyback include applicable taxes.

e)	Update on orders received from the Indian Income tax department

During the quarter ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore (included in other income as mentioned in point (f) below) was recognised and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

f)	Other income includes interest on income tax refund of 1,916 crore and 2 crore for the quarter ended March 31, 2024 and March 31, 2023 respectively, 1,965 crore and 3 crore for the year ended March 31, 2024 and March 31, 2023 respectively, and 42 crore for the quarter ended December 31, 2023.

g)	Update on employee stock grants

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.
iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.
iv)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2024 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2024.

2. Information on dividends for the quarter and year ended March 31, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 26, 2024. The record date for the purpose of the payment of final and special dividend is May 31, 2024. The dividend will be paid on July 1, 2024. For the financial year ended 2023, the Company declared a final dividend of 17.50/- per equity share.

The Board of Directors (in the meeting held on October 12, 2023) declared an interim dividend of 18/- (par value 5/- each) per equity share. The record date for the payment was October 25, 2023 and the same was paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share

 (in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2024	2024	2023
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–
Final dividend	20.00	20.00	17.50
Special dividend	8.00	8.00	–

3. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2024	2024	2023
Revenue from operations	32,001	128,933	30,531
Profit before tax	10,414	35,953	7,957
Profit for the period	8,480	27,234	5,904

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India April 18, 2024	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our ability to effectively implement a hybrid working model, macro-economic and geo-political situations, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, onerous terms and conditions in customer contracts, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the ongoing review of the extent and nature of accessed or exfiltrated data in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the review and notification process, and the amount of any additional costs, including indemnities or damages / claims, resulting from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.